Exhibit 99.6

Announcement

26 November 2002

CABLE AND WIRELESS PLC

PROPOSED BOARD CHANGES

Following the announcement of the interim results and the outcome of the strategic review of Cable & Wireless Global on 13 November 2002, members of the Cable and Wireless plc Board met with shareholders representing a significant proportion of the Company’s equity to explain the Board’s position and to listen to the views of shareholders.

As a result of these discussions, David Nash, Chairman Designate and a non-executive director, has told the directors that he believes that, in the circumstances, it would be inappropriate for him to become Chairman at the start of 2003, and the directors have decided that it would be in the best interests of the Company for an external Chairman to be elected. David Nash will retire from the Board on 31 December 2002.

To assist with the transition, Sir Ralph Robins, who was due to retire on 31 December 2002, will continue for a limited period as Chairman. He will lead the search for an external Chairman. Upon completion of the search and appointment, Sir Ralph will retire from the Board.

To provide stability until the new Chairman is in place and can consider the executive and non-executive composition of the Board, other planned changes to non-executive directors will, temporarily, be placed on hold. However, the non-executive directors have each offered to step down before the next AGM, effective at the discretion of the Chairman.

(Ends)

Contact details

Investor Relations:
Louise Breen +44 (0)20 7315 4460
Caroline Stewart +44 (0)20 7315 6225

Media:
Susan Cottam +44(0)20 7315 4410
Peter Eustace +44 (0)20 7315 4495

Cable & Wireless plc Group Investor Relations     124 Theobalds Road     London WC1X 8RX
Telephone +44 (0)20 7315 4460/6225/4379     www.cw.com